Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Liberty PlugIns, Inc.
1482 East Valley Rd, Ste 329
Santa Barbara, CA 93108
www.libertyaccesstechnologies.com

Up to $107,000.00 in Common Stock at $0.40
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Liberty PlugIns, Inc.
Address: 1482 East Valley Rd, Ste 329, Santa Barbara, CA 93108
State of Incorporation: DE
Date Incorporated: September 15, 2009

Terms:

Equity

Offering Minimum: $10,000.00 | 25,000 shares of Common Stock
Offering Maximum: $107,000.00 | 267,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.40
Minimum Investment Amount (per investor): $300.00

We plan to offer the following perks in bonus shares:

Invest $1,000 within the first six weeks and receive 10% bonus.

Invest $2,000 within the first six weeks and receive 15% bonus.

Invest $5,000 within the first six weeks and receive 25% bonus.

Invest $10,000 within the first six weeks and receive 30% bonus.

Invest $25,000 within the first six weeks and receive 40% bonus.

Invest $50,000 within the first six weeks and receive 50% bonus.

Invest $100,000 within the first six weeks and receive 60% bonus.

_____

Invest $1,000 after first six weeks and receive 5% bonus.

Invest $2,000 after first six weeks and receive 10% bonus.

Invest $5,000 after first six weeks and receive 20% bonus.

Invest $10,000 after first six weeks and receive 25% bonus.

Invest $25,000 after the six weeks and receive 30% bonus.

Invest $50,000 after the six weeks and receive 40% bonus.

Invest $100,000 after the first six weeks and receive 50% bonus.

_____

Of the 48,002,720 total fully diluted shares, 6,275,000 are unconverted options, and 6,846,173 are unconverted warrants.

*All perks occur after the offering is completed."

The Company and its Business

Company Overview

Liberty is a technology company that focuses on firmware and software development for EV charging networks. Liberty also supplies its own patented hardware for access control, authentication and load management for workplace, multi-tenant dwellings and fleets, including electric school buses. Liberty is building a total solution for EV charging across several major markets.

Competitors and Industry

Our main competitors in EV charging are ChargePoint, Greenlots, EV Connect, eMotorwerks, and SemaConnect. These companies have been and still are focused primarily on public charging. Liberty has been focused on workplace, Multi-Tenant Dwelling (MTD) and fleet charging. Most people charge at home, as a tenant in a MTD, or at work. Public charging is less frequent, but sometimes necessary for drivers who travel long distances every day.

Current Stage and Roadmap

Liberty is a growing, medium stage company. Liberty has an established product and manages and maintains over 1,200 EV charge stations on a daily basis. Liberty has several large corporate clients including Fortune 500 companies and several utilities across the nation. We plan to accelerate growth primarily in the fleet and school bus markets.

The Team

Officers and Directors

Name: Chris Outwater

Chris Outwater's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO
  Dates of Service: September 15, 2009 - Present
  Responsibilities: Developed the original strategic plan and products for the company. Continues to invent new technology. Overall management and operations oversight. Identifying new markets and partnership opportunities to grow the company. Mr. Outwater's annual salary is $60,000 plus a 5% sales commission. He received no equity compensation in 2018, but is eligible to

receive company stock options when awarded by the board of directors.

- **Position:** Director
  Dates of Service: January 15, 2016 - Present
  Responsibilities: Board member. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Name: Michael M. Keane

Michael M. Keane's current primary role is with StratagoCorp. Michael M. Keane currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: June 15, 2015 - Present
  Responsibilities: Manage web services, database, and software development. Mr. Keane is compensated as an independent contractor and his compensation was approximately $48,000 in 2018. He received no equity compensation in 2018, but is eligible to receive company stock options when awarded by the board of directors.

Other business experience in the past three years:

- **Employer:** StratagoCorp
  Title: Founder
  Dates of Service: June 15, 2012 - Present
  Responsibilities: CEO

Name: Richard G. Mckee, Jr.

Richard G. Mckee, Jr.'s current primary role is with Dynamic Investment Group, Inc.. Richard G. Mckee, Jr. currently services 10 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Chairman of Board
  Dates of Service: June 15, 2017 - Present
  Responsibilities: Works closely with the CEO. Helps develop corporate strategy and planning. Works with the other board members to protect the interests of the shareholders. Mr. Mckee received no cash or equity compensation in 2018, but is eligible to receive company stock options when awarded by the compensation committee.

Other business experience in the past three years:

- **Employer:** Dynamic Investment Group, Inc.
  Title: CEO
  Dates of Service: January 01, 1998 - Present
  Responsibilities: Stock analysis, consulting and portfolio management.

Name: Edward C. Gomez, M.D.

Edward C. Gomez, M.D.'s current primary role is with Russian Hills Estate Winery, Sonoma California. Edward C. Gomez, M.D. currently services 2 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 15, 2016 - Present
  Responsibilities: Board members provide oversight and protect the shareholders' interests. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Other business experience in the past three years:

- **Employer:** Russian Hills Estate Winery, Sonoma California
  Title: Co-founder, general manager
  Dates of Service: January 12, 2000 - Present
  Responsibilities: Administration

Name: Herman Morton Leibowitz

Herman Morton Leibowitz's current primary role is with Waste Heat Solutions. Herman Morton Leibowitz currently services 2 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 05, 2017 - Present
  Responsibilities: Board members provide oversight and protect the interest of the shareholders. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Other business experience in the past three years:

- **Employer:** Waste Heat Solutions
  Title: Founder
  Dates of Service: January 15, 2000 - Present
  Responsibilities: Waste heat and thermodynamics engineer

Name: Timothy A. Hylas

Timothy A. Hylas's current primary role is with Lewis and Hylas LLC. Timothy A. Hylas currently services 8 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Company accounting and finances and creating financial reports for the company. Mr. Hylas received $18,000 in compensation in 2018. He received no equity compensation in 2018, but is eligible for company stock options when awarded by the board of directors.

Other business experience in the past three years:

- **Employer:** Lewis and Hylas LLC
  Title: Manager
  Dates of Service: January 01, 2002 - Present
  Responsibilities: Manages the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electric vehicle charging industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that any proposed product may never become an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the development stage and have only manufactured two products. Delays or cost overruns in the development of our new smart gateway and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to fulfill its plans, in which case it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds". Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Liberty PlugIns was formed on September 15, 2009. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Liberty has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
Liberty was formed on September 15, 2009. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. If you are investing in this company, it's because you think that our EV infrastructure solution is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell enough so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's assets is its intellectual property. The Company owns eleven granted US patents, one registered trademark, unregistered copyrights on software, seven Internet domain names, and an undisclosed number of trade secrets. We believe a valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company.

The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the California Public Utility Commission, California Air Resources Board, California Air Quality Management Districts, California Energy Commission and other relevant government entities and their regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, network communications, cloud services, installation, and maintenance. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-connected platform, our business may be vulnerable to hackers who may access the command and control mechanism or data that we use to manage EV charging and other services, such as billing. Further, any significant disruption in service on our computer systems could reduce the attractiveness of the platform and result in a loss of companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our services. Any disruptions of services or cyber-attacks either on our technology provider or on Liberty PlugIns could harm our reputation and materially negatively impact our financial condition and business.

The cost of enforcing our patents could prevent us from enforcing them

One of the Company's assets is its patents. The Company owns eleven granted US patents. Due to the value, competitors may misappropriate or violate the rights owned by the Company. Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely

affected.

Liberty Risk Factors

General Risks Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electric vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Funds Risks If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently in the development stage for our next generation products and have only started to manufacture a prototype. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Security Rights Risks Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting

rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying voting stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to fulfill its plans, in which case it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if we cannot raise the funds on commercially reasonable terms, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. Market Competition and Operating History Risks Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history, and we have not yet generated any profits The Company was formed in 2009 and has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. If you are investing in this Company, it's because you think that our EV infrastructure solution is a good idea, that the team will be able to successfully market and sell our products and services, that we can price them right and sell enough so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Intellectual Property Risks We have existing patents and other intellectual property that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns a number of patents,

trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value of our IP, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We rely on combinations of IP protection methods. We rely primarily on a combination of trade secrets, patents, copyright and trademark laws, and confidentiality procedures to protect our proprietary technology, which is our principal asset. Our ability to compete effectively will depend to a large extent on our success in protecting our proprietary technology, both in the United States and abroad, including our issued U.S. patents: 7,984,852 8,111,043 8,511,539 8,622,289 8,749,199 8,812,353 9,652,721 and our pending patent applications: 14/436,753 15/468,585 15/582,470 There can be no assurance that (i) any patent that we apply for or, (ii) any patents issued, will not be challenged, invalidated, infringed, or circumvented, (iii) we will have the financial resources to enforce our patents, or (iv) the patent rights granted will provide any competitive advantage. We could incur substantial costs in defending any patent infringement suits or in asserting our patent rights, including those granted by third parties, and we might not be able to afford such expenditures. Miscellaneous Risks The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the California Air Resources Board, California Public Utility Commission, California's Air Quality Management District and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, network communication, cloud services, installation, and maintenance. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will

materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-connected platform, our business may be vulnerable to hackers who may access the command and control mechanisms or data we use to manage EV charging and other services, such as billing. Further, any significant disruption in service on COMPANY NAME or in its computer systems could reduce the attractiveness of the platform and result in a loss of companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our technology. Any COMPANY NAME could harm our reputation and materially negatively impact our financial condition and business. The reduction, elimination or unavailability of current or contemplated government incentives may force our business plan to be changed and may materially adversely affect our business. Our business plan relies to a significant extent on the availability of substantial federal, state and local governmental incentives for the development, production and purchase of electric vehicles and EV charging and billing systems. These incentives include, among others, tax deductions, tax credits, rebates, accelerated depreciation and government loans, grants and other subsidies. There can be no assurance that some or all of the current or future incentives will not be substantially reduced or eliminated, nor can there be any assurance that any currently proposed incentives will actually take effect. Similarly, there can be no assurance that we will ever receive any government loans, grants or other subsidies.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
None	1	Common Stock	1.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 267,500 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 48,002,720 outstanding.

Voting Rights

Common share voting rights. one share, one vote.

Material Rights

On a fully diluted basis we have 48,002,720 shares of common stock outstanding. Of those 48,002,720 shares, 6,275,000 are unconverted options and 6,846,173 are unconverted warrants.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The authorized, preferred shares are currently blank check and rights, preferences, privileges, and restrictions, etc., may be designated at the discretion of the board upon some future date.

What it means to be a minority holder

As a minority holder of Common Stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities,

company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 400,000
  Use of proceeds: new product development and general corp purposes
  Date: January 31, 2017

Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 200,000
  Use of proceeds: general corporate purposes
  Date: November 09, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $225,000.00
  Number of Securities Sold: 900,000
  Use of proceeds: general corporate purposes
  Date: March 23, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: general corp purposes
  Date: December 23, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: General Corporate Purposes
  Date: May 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Liberty Access Technologies

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

The following discussion is based on our unaudited operating data and is subject to change once we prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Financial Statements

Our financial statements for the years ending December 31, 2017 and 2018 can be found in the financial statement section of the campaign.

Financial condition

Liberty PlugIns, Inc., DBA Liberty Access Technologies, generates revenue by selling electric vehicle charging infrastructure equipment, access control systems and services in the United States and Canada. U.S. sales have historically represented over 90% of the Company's annual sales. The Company's cost of sales include payments to a contract manufacturer for assembling hardware that is used in the control system. Other recurring costs are cellular network fees and cloud server fees that are part of Liberty's charging network services.

Results of operations

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

Revenue for fiscal year 2018 was $813,613, up 34% compared to fiscal year 2017 revenue of $607,397. We believe the increase is due to greater demand for electric vehicles across the US, but mostly in our primary markets in California and New Jersey. We believe that U.S. EV sales will continue to expand, allowing us to demonstrate success with our Hydra charging product.

Cost of sales

Cost of sales in 2018 was $331,326, an increase of approximately $37,000, from cost of sales of $294,307 in fiscal year 2017. This change was largely due to an increase in sales resulting in an increase in component parts needed.

Gross Margins

2018 gross profit increased by $169,196 over 2017 gross profit and gross margins as a percentage of revenues increased from 52% in 2017 to 59% in 2018. This improved performance was caused primarily by a general increase in Hydra sales. These increased sales allowed us to purchase components more reasonably and efficiently. In addition, we began contracting our assembly to a 3rd party U.S based company, which helps to reduce our per unit labor cost.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents and research and development expenses. Expenses in 2018 increased $31,440 from 2017. Approximately $25,000 of this increase was due to increased marketing and product development expenses.

Recent offerings of securities

In 2018, the Company completed an offering exempt from the 1933 Securities Act of 900,000 shares of its common stock at a price of $0.25 per share, for total proceeds of $225,000. In addition, debt in the amount of $249,800 was converted into 1,294,601 shares of common stock.

The total issuance in 2018 was therefore 2,194,601 shares of common stock for total proceeds of $474,800.

In 2017, the Company completed an offering exempt from the Securities Act of 1933 of 700,000 shares of its common stock at a price of $0.25 per share, for total proceeds of $175,000. In addition, convertible debt in the amount of $236,093 was converted into 1,216,975 shares of common stock.

The total issuance in 2017 was therefore 1,916,975 shares of common stock for total proceeds of $411,093.

The Company no longer has any convertible debt outstanding.

Historical results and cash flows:

Yes, we hope to continue and also improve on past results. Liberty has grown since its inception and is close to profitability. In 2018 Liberty's revenue grew by 34% and its net income improved from a loss of $213,113 to a loss of only $75,356.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash $37,594 as of Dec 31st, 2018.

The company currently has use of the CEO's revolving line of credit facility from Wells

Fargo Bank for a total amount available of $72,500. As of Dec 31st, 2018, this line of credit had an outstanding balance of $68,378.00. We also have numerous existing shareholders who have loaned the company money in the past and are able to loan more money to the company, as and when needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds from the campaign will help us expand our markets and our new product development. We have other capital resources available. We expect revenue from operations and the funds from this campaign to be sufficient to run the company for at least 3 years. Therefore, the StartEngine funds are not critical to our current operations, but will help us expand more quickly.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viablility of the company, but with them we will be able to increase our marketing and operations more effectively. We will be better able to take advantage of the growing market for electric school bus charging and expand our R&D to stay on the leading edge of EV charging technology.

The Company currently has about $50,000 available for operations and plans to raise between $10,000 and $107,000 in additional funds from this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect to turn profitable in 2019. We therefore can operate for at least three years, as long as we continue to profitably grow. Our minimum StartEngine funds will primarily go toward increased marketing expenses and increasing our working capital.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect to turn profitable in 2019. If we raise the maximum amount, we expect to increase our growth rate and therefore we expect to operate for at least three years as long as we continue to profitably grow. If we raise the maximum amount of our StartEngine funds, we will use the proceeds to increase R&D on our next generation charging systems, increase our marketing, especially towards electric school bus fleet charging infrastructure. We will also add to our back office operations and increase our working capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Since its inception in 2009, the Company has raised approximately $3,185,881 in equity in several rounds of funding. We believe that we can continue to access private loans or alternate equity funding, if needed in the future.

We could also have significant capital paid into the company from the exercise of our outstanding warrants.

Indebtedness

- **Creditor:** Existing shareholders: Lori Davis, Michael McKee, Alita Mckee, and Dynamic Value Partners, Ltd.
  Amount Owed: $60,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2019
  The notes accrue simple interest at 10% per annum. The notes are expected to be repaid this year from operations.

- **Creditor:** Chris Outwater
  Amount Owed: $68,378.00
  Interest Rate: 10.0%
  Maturity Date: August 01, 2021

Related Party Transactions

- **Name of Entity:** Michael P. McKee
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $9600 Promissory Note
  Material Terms: 10% interest, maturing 12/31/2019

- **Name of Entity:** Alita S. McKee
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $9,600 Promissory Note
  Material Terms: 10% interest, maturing 12/31/2019

- **Name of Entity:** Dynamic Value Partners, Ltd.
  Names of 20% owners: Richard G. Mckee, Jr.
  Relationship to Company: Richard G. McKee, Jr., the general partner of the partnership is a director of the company.
  Nature / amount of interest in the transaction: $10,800 Promissory Note

Material Terms: 10% interest, maturing 12/31/2019

- **Name of Entity:** Chris Outwater
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Chris Outwater allows Liberty to utilize his personal line of credit with Wells Fargo bank with total funds available of $72,500. As of December 31st, 2018, the outstanding balance of that line of credit was $68,378.00. However, the Company also loaned back to Chris Outwater $36,000 as of December 31, 2018, which is a loan receivable from Chris Outwater to Liberty.
  Material Terms: $72,500 line of credit at 10% interest per annum. Less a $36,000 loan back to Chris Outwater as of Dec 31, 2018 at 10% interest per annum. Due December 31, 2019.

- **Name of Entity:** Lori Davis
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $30,000 Promissory Note
  Material Terms: 10% interest, maturing Dec 31st, 2019.

Valuation

Pre-Money Valuation: $19,201,088.00

Valuation Details:

1). Portfolio of 11 issued patents and 3 patents pending. In the technology space a solid barrier of intellectual property is required.

2). Innovative products. Liberty's Hydra, has already established significant market penetration in a hot space -- electric vehicle charging. Liberty introduced their proprietary Hydra electric charging management system in 2013. Their first customer, San Diego Gas and Electric set a very high bar. Advantages of the Hydra against larger, better capitalized competition allowed Liberty to compete and win prestigious RFP'S from utilities and municipalities as well as large fortune 500 clients. Synchronous Code Technology enabling keypads to function ubiquitously and easily utilize charging stations is another example of Liberty's proprietary innovations.

3). Certifications and UL approval necessary to meet stringent industry requirements have been attained.

4). Customers. Our customers include SDG&E, PG&E, PSE&G, Los Angeles County, Bristol-Myers Squibb, Unilever, Dow Jones, Campbell Soup, Cushman & Wakefield, and hotels and school districts, to name a few.

5). Recurring revenue stream. In addition to revenue from hardware sales, for every charging system sold Liberty collects a monthly service fee for "back office support". Recurring fees also include warranties/extended warranties. This recurring revenue

grows over time in addition to Liberty's new product sales.

6). Experienced founder. Chris Outwater is a serial entrepreneur who is co-inventor of over 20 patents. Many of these patents have been monetized via his companies and IP sales. The 11 issued patents and 3 pending for Liberty alone is evidence of his vision.

7). Financial statements. Liberty financial statements demonstrate a growing company. In the current year, 2019, Liberty should become profitable and continue to rapidly grow with their electric school bus program.

8). Goodwill. With Liberty's established brand name, patented product offerings, and major utility and corporate clients the company has earned a significant amount of goodwill in the electric vehicle industry.

Considering all of the above, advice from the founder, the board of directors and our investment banker was used to establish our $0.40 offering price. The company's last round, which was sold exclusively to accredited investors, was priced at $0.25 cents. Significant progress by Liberty and potential massive EV adoption, including electric school buses, is driving a bright future and justifies this valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  4.0%
  Develop low cost simple gateway product for low end workplace and residential MuD customers. Accelerate development of next generation HYDRA which will use wireless or direct wire connection to directly control each EVSE. This will significantly reduce system cost and allow our systems to control a larger number of EVSE.

- *Marketing*
  40.0%
  Upgrade website and promotional literature especially for new fleet and school bus market verticals. Increased attendance at trade shows and symposiums specifically in the fleet and school bus market verticals.

- *Working Capital*
  50.0%
  This money will be used to increase short term liquidity and for general corporate purposes.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  15.0%
  Accelerate development of next generation HYDRA and low cost HYDRA Simple Gateway. Integrate HYDRA firmware with advanced load management and grid integration platform. Development of new Back Office and HYDRA PayByMobile app features.

- *Operations*
  34.0%
  We will continue to expand resources. Liberty development engineers are now busy running operations for our growing charger footprint. We need to hire and train operations personnel in order to free up our development engineers. We also need to expand our call center and tech support.

- *Working Capital*
  20.0%
  The increased liquidity is required to meet the existing demand in our current markets and expected growth in the school bus/fleet charging market, necessitating expansion in manufacturing and inventory. Additional capital is required to support advanced power management and vehicle-to-grid integration efforts. We are preparing for the next generation Plug-and-Charge technology that will become our platform for wired and wireless autonomous EV charging.

- *Marketing*
  25.0%
  Rebrand Liberty and HYDRA including website upgrade and creation of new literature. Increase attendance at key industry trade shows and deliver papers at prominent conferences, especially those in the fleet/school bus market verticals.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.libertyaccesstechnologies.com (On the investors page of the company's website.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/liberty-plugins-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Liberty PlugIns, Inc.

[See attached]

I, Chris Outwater, the CEO of Liberty PlugIns, Inc., hereby certify that the financial statements of Liberty PlugIns, Inc. and notes thereto for the periods ending 12/31/18 and 12/31/17 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ended 12/31/18, the amounts reported on our tax returns were total income of $482,287 and taxable income of ($73,304) Total tax of $800.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the August 31, 2019 (Date of Execution).

_____*Chris Outwater*_____ (Signature)

_____CEO_____ (Title)

_____September 10, 2019_____ (Date)

Liberty PlugIns, Inc.

FINANCIAL STATEMENTS

(UNAUDITED)

AS OF AND FOR

Liberty PlugIns, Inc.

Index to Financial Statements

(unaudited)

Liberty PlugIns, Inc.

BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(unaudited)

	Dec. 31, 2018	Dec. 31, 2017
Assets		
Current Assets:		
Cash	$ 37,593.80	$ 14,756.50
Accounts Receivable	$ 117,479.50	$ 53,456.15
Loan Receivable	$ 36,000.00	$ 0.00
Inventory	$ 6,000.00	$ 12,500.00
Total Current Assets	$ 197,073.30	$ 80,712.65
Non-Current Assets		
Property, Plant & Equipment	$ 0.00	$ 0.00
Intangible Assets	$ 146,385.30	$ 145,545.30
Total Non-Current Assets	$ 146,385.30	$ 145,545.30
Total Assets	$ 343,458.60	$ 226,257.95
Liabilities and Equity		
Current Liabilities		
Trade and other borrowings	$ 150,593.12	$ 97,214.66
Short-term borrowings	$ 60,000.00	$ 123,377.67
Total Current Liabilities	$ 210,593.12	$ 220,592.33
Non-Current Liabilities		
Long-term borrowings	$ 0.00	$ 272,243.99
Total Non-Current Liabilities	$ 0.00	$ 272,243.99
Total Liabilities	$ 210,593.12	$ 492,836.32

Stockholders' Equity

Common Stock	$ 3,185,881.11	$ 2,711,081.15

100,000,000 shares authorized, 45,352,720
issued and outstanding, fully diluted, including warrants and options of 11,275,673.

	Dec. 31, 2018	Dec. 31, 2017
Retained Earnings	$ (3,053,015.63)	($ 2,977,659.52)
Total Stockholders' Equity	$ 132,865.48	($ 266,578.37)
Total Liabilities and Stockholders' Equity	$ 343,458.60	$ 226,257.95

Liberty PlugIns, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 813,612.63	$ 607,397.41
Cost of Sales	$ 331,326.20	$ 294,307.43
Gross Profit	$ 482,286.43	$ 313,089.98
Operating Expenses-		
General and Administrative	$ 463,905.01	$ 453,049.29
Sales and marketing expense	$ 55,054.12	$ 39,499.32
R&D expense	$ 37,883.41	$ 28,932.30
Income Taxes	$ 800.00	$ 800.00
Total Operating Expenses	$ 557,642.54	$ 522,280.91
Net Income	($ 75,356.11)	($209,190.93)

Liberty PlugIns, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

Liberty PlugIns
Statement of Stockholders' Equity
For the years ended December 31, 2018 and 2017

| | Common Stock | | | Total |
	# of Shares	Amount	Accumulated Deficit	Stockholders' Equity
December 31, 2016	29864971	$2,299,990	$(2,768,468)	$(468,478)
Issuance of Common Stock	1916975	411,093		411,093
Rounding		(2)		(2)
Net Loss			(209,191)	(209,191)
December 31, 2017	31781946	2,711,081	(2,977,659)	(266,578)
Issuance of Common Stock	2194601	474,800		474,800
Net Loss			(81,758)	(81,758)
December 31, 2018	33976547	3,185,881	(3,059,417)	$126,464

Liberty PlugIns, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	Dec. 31, 2018	Dec. 31, 2017
Net Income	($ 75,356.11)	($209,190.93)
Net cash provided by operating activities	($ 103,522.56)	$ 88,963.92
Net cash provided by investing activities	($ 840.00)	($ 9,509.29)
Net cash provided by financing activities	$ 202,555.97	$ 131,908.01
Net cash increase for period	$ 22,837.30	$ 2,171.71
Cash at beginning of period	$ 14,756.50	$ 12,584.79
Cash at end of period	$ 37,593.80	$ 14,756.50

NOTE 1 – NATURE OF OPERATIONS

LIBERTY PLUGINS, INC., DBA Liberty Access Technologies, was formed on September 10, 2009 ("Inception") in the State of DE. The financial statements of LIBERTY PLUGINS, INC., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Barbara, California.

LIBERTY PLUGINS, INC. Liberty is in the business of electric vehicle charging infrastructure. We offer a unique, local gateway product that separates the network from the charger. This allows Liberty to offer high levels of service and unique access and billing features at very competitive prices. Our unique infrastructure also allows Liberty to implement AC Fast Charging for low cost truck, van and bus fleet charging, notably school bus charging.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of EV charging hardware and recurring network service fee when (a) persuasive evidence that an agreement exists; (b)the hardware has shipped and the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

N/A

The *Income Taxes*

Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods filed in the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

On December 31, 2018, Liberty issued promissory notes totaling $60,000. The notes accrue simple interest at 10% per annum. The notes are expected to be repaid this year from operations.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100,000,000 shares of our common stock with par value of $0.0001. As of Dec 31st, 2018 the company has issued 45,352,720 shares of our common stock, fully diluted, including 11,275,673 of unconverted warrants and options. As of August 31, 2019, the Company currently has issued 48,002,720 shares of common stock fully diluted, including 13,121,173 unconverted warrants and options.

We have authorized the issuance of 50,000,000 shares of preferred stock; however, none have currently been issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

$30,000 of the Liberty Promissory Notes are held by family members of one of the company's directors and a partnership for which the director is the general partner.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through August 31, 2019, the issuance date of these financial statements. On May 20, 2019, the Company sold 100,000 shares of common stock at $0.25 per share for total proceeds of $25,000. As of August 31, 2019, the Company currently has issued 48,002,720 shares of common stock fully diluted, including 13,121,173 unconverted warrants and options. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.



▶ PLAY VIDEO

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Liberty Access Technologies

Electric Fleet Charging Infrastructure

🔵 Regulation Crowdfunding
🏠 Santa Barbara, CA
🏷 Clean Technology
🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

OUR STORY

Liberty - A Different Kind Of Charging Company

When we introduced our first product in 2010, we understood that 80% of EV charging happens where vehicles are parked for several hours. For that reason, we elected to focus on creating charging solutions for workplaces, schools, apartments and condos. Over the past 4 years, our HYDRA™ EV Charger Controller has been selected by large utilities, corporations, universities, municipalities and condo associations to provide charging services to their employees, tenants, visitors, and guests. There are nearly 150 HYDRA systems operating in the US and Canada controlling about 1250 daily charging sessions.





EV car sales are accelerating and are forecasted to exceed gasoline-powered cars over the next 20 years, according to

Bloomberg New Energy Finance (https://about.bnef.com/electric-vehicle-outlook/). The focus has now shifted to the medium duty vans and buses that account for 30% of transportation sector greenhouse gas emissions. Electrifying these vehicles is essential and nowhere is this more urgent than school buses that today are 95% diesel powered. Whether riding the bus or playing near them, children are exposed to high levels of diesel exhaust that contributes to respiratory illnesses and is internationally recognized as a carcinogen. Liberty is poised to play a pivotal role in the important and necessary transition to electric buses.

  

Meet the HYDRA

Our patented HYDRA-R EV Charger Controller is a smart gateway that combines access control, metering, reporting, and load management capabilities in one device. A single HYDRA Controller can turn 10 low cost, basic chargers into networked "smart" chargers that are less expensive, more reliable, and more secure than those offered by other EV charging companies. Unlike typical network chargers and simple gateways, the Hydra's powerful single-board computer enables it to continue operating in the event of loss of internet or cellular connections, a vital concern for fleet operators.

  

HYDRA-R Controller, Code Keypad and EV Chargers

HYDRA can control both AC Fast Chargers and normal Level 2 chargers in any combination, giving owners the flexibility to meet unexpected demands. HYDRA owners and administrators are able to control all aspects of their charging operations from their HYDRA Dashboard. Operators are able to create and issue personal identification numbers (PINs) for employees and tenants, set system output limits to avoid costly peak demand charges and generate usage reports to claim Low Carbon Fuel Standard (LCFS) Credits. All of this for network service fees that are far less than those of competing network operators.

Why HYDRA is in a league of its own

Faster AC Charge Times: Based on our research, the HYDRA is the only EV charging control system to offer AC Fast Charging

with 19.2kW output, which provides the best value when charging electric school buses and medium duty electric trucks. Our product cost is a fraction of that of DC Fast Chargers.

Greater Security: The WiFi network chargers used by our competitors can be hacked, so customers requiring a high level of security appreciate the extra level of security provided by the HYDRA.

Cost Saving Load Management: When you charge your EVs can be more important than how much electricity you use. Utilities put higher prices on electricity consumed during periods of high demand like cold winter mornings and hot summer evenings. Our load management features help customers avoid these demand charges by scheduling charging when power is less expensive or produced from more renewable sources like solar and wind. This enables our customers to manage their carbon emissions along with their costs.

HYDRA Benefits Business and Property Owners

Access Control

The Hydra allows business owners to control who can access their chargers, often with the same HID prox card or fob that is already used for their parking gates or security doors. Alternatively, drivers can start their charging session using PINs via the Hydra's keypad, remotely through our website, or with our HYDRA smartphone app.



Mixed Public/Private Use

For HYDRA owners who want to allow the general public to use their charging stations, Liberty's HYDRA app allows drivers to purchase charging sessions with their phone using Liberty's optional **PayByMobile** billing service.

Billing Services

Business owners and property managers use access control and pricing to help defray their costs and to ensure their stations are available to employees and tenants. Liberty offers two optional billing programs: **DIY Billing**, where owners run simple usage reports and bill drivers themselves or **Direct Billing**, where Liberty bills tenants or employees on the business owners' behalf.



OUR TRACTION

Our customers... so far

Currently almost 150 HYDRA systems are in operation across the U.S. and Canada, powering some of the largest employee

charging networks in the country such as Los Angeles County, San Diego Gas & Electric, and Bristol-Myers Squibb. We also have systems installed at major corporations like Unilever, Campbell's Soup and Dow Jones, along with several educational institutions such as the University of California Los Angeles, California State University, Cal State Fresno and the College of New Jersey.



Cushman and Wakefield, one of the largest commercial real estate operators in the world, just selected our HYDRA system so their employees and tenants can use the same HID prox card they use to access parking and buildings to charge their electric vehicles. Now Liberty is working with electric bus makers Lion Electric and Blue Bird to offer HYDRA-RX to their customers. Similar sales relationships are being formed with other bus and truck OEMs like Daimler Trucks NA and Mitsubishi Fuso, who recently released their eCanter electric delivery truck. Every fleet that purchases electric buses and trucks will need to install charging systems and the HYDRA-RX is becoming the "go to" charging system for this market.

Market Opportunity

As reported in the Washington Post, environmental and health organizations from around the country are calling on school districts to replace "dirty diesel" buses with electric ones and California is leading the way.* The California Energy Commission recently allocated $70 million for their Electric School Bus Replacement program and another $13 million for charging infrastructure to districts across the state.* To support this conversion, the California Public Utilities Commission has directed California's three largest utilities to create programs that pay for up to 70% of charging system installation costs.** The combined funding has California schools dramatically accelerating their fleet conversion timetables.

*https://www.washingtonpost.com/news/tripping/wp/2018/05/04/time-to-switch-to-electric-school-buses-to-save-the-planet-and-money-group-says/

*https://www.energy.ca.gov/programs-and-topics/programs/school-bus-replacement-program

**https://www.cpuc.ca.gov/zevCharginginfrastructure.aspx



School bus carriers operate the largest mass transit fleet in the country... 480,000 school buses compared to 96,000 transit buses.

https://s3-us-west-2.amazonaws.com/nsta/6571/Yellow-School-Bus-Industry-White-Paper.pdf

Mass Transit - Aggregate Fleet Size (vehicles)



THE VISION

Our future

Since our inception in 2009, Liberty has been envisioning and working toward a future of clean electric transportation. Over the years we have built up a strong patent portfolio in EV charging and access control technology.

We believe EV charging demand is rapidly growing as prices of electric vehicles continue to drop and sales expand into the mass market. Rapid expansion of electric buses and fleets is our next big push. With our patented Hydra system providing a more robust and cost effective charging solution, Liberty finds itself poised to become a major player in this fast growing market.

In order to best capitalize on this opportunity, we are expanding our ownership, from the small group of angel investors that have supported us from the beginning, to new investors via the StartEngine crowdfunding platform.

We are developing targeted sales and marketing campaigns with the EV vehicle makers and their dealers to drive awareness of the role that the charging system plays in maximizing the operational performance and cost savings of electric vehicles. We are also working closely with major utilities who are subsidizing the creation of more fleet charging infrastructure at the direction of their state utility commissions. As the EV fleet conversion movement expands across the country Liberty intends to be at the forefront.

The funds raised on StartEngine will help us to advance our marketing program for EV school bus chargers. We will also want to add to our operations team to help manage our growing number of deployments and increase our manufacturing capabilities to keep up with demand.

With our expected growth from these new markets and our already growing network of installed chargers providing a recurring revenue stream from existing customers, we believe Liberty is well positioned to either become a public company and thus provide our investors with liquidity, or be acquired as the EV charging industry continues to consolidate.



Timeline

Liberty is Founded

We focus on the non-public EV Charging Market

SoCal's ChargeReady Program

HYDRA helps build workplace and residential multi-unit dwelling (MuD) charging infrastructure

First Test Case

Demonstrated the first EV charging session using a smartphone

Major SoCal County Government

Selection of HYDRA by a major Southern California County to power their employee/public charging network (they currently own 54 HYDRAs)

FleetReady Charging Program

Qualification of HYDRA-RX for the PG&E FleetReady fleet charging infrastructure program

SCE CR Transport Approved Vendor

Received Approved Vendor status for SoCal Edison's CR Transport fleet charging infrastructure program.

2009	November 2014	May 2016	March 2019	August 2010	July 2019
	October 2013	September 2015	September 2018	March 2011	July 2019	August 2019

New Jersey's PSE&G Workplace EV Charging Program

Corporations like Bristol Myer Squibb, Unilever and Campbell Soup install systems

San Diego Gas & Electric

Sale of 10 Liberty-Enabled ClipperCreek chargers to San Diego Gas & Electric for employee charging.

Liberty Launches on StartEngine

Now, YOU can be a part of our growth!

HYDRA and SDG&E

5 HYDRA units are introduced by SDG&E to expand their employee charging network (they currently own more than 40 HYDRA systems)

PG&E Electric School Bus Charging Pilot

Selection of HYDRA by PG&E and Olivine as the controller for their School Bus Renewables Integration pilot

We Become a Preferred Charging System

Working with Lion Electric School Bus on pilot with PG&E

Meet Our Team





Chris Outwater
Founder, CEO and Director

Chris is a technology entrepreneur who has successfully developed and deployed advanced technology products and intellectual property over the past 30 years. He has worked as a consultant for Disney Imagineering and for leading automotive and technology companies such as Ford Motor Company and General Motors. He is the inventor or co-inventor on 18 patents. He worked to develop the original concept for the HYDRA and continues to manage ongoing patent development, hardware and back office operations.



Michael Keane
CTO

Michael Keane is a serial entrepreneur who has created a number of innovative web-based service startups including RealtyTrac, Inc ($50mm annual revenue). He has also led a number of technology development projects for clients like Castle Rock Entertainment, Sony, Bausch & Lomb and BAE Aerospace. Mr. Keane manages the development of the Liberty' Back Office suite of tools and reports along with the integration of the Back Office with a variety of utilities and other energy service product providers.



Forest Williams
Strategic Marketing and Alliances

Forest has been creating and managing successful marketing and sales organizations for EV charging equipment companies since the the dawn of the modern EV era in 2009. He was also a pioneer in the portable GPS tracking device industry with Trimble Navigation. He has held senior sales and strategic marketing roles at electronic, automotive and aerospace companies like National Semiconductor and Kavlico.



Joe Doyle
Business Process

Joe has advised CEOs and senior executives of electric utilities like Exelon and PG&E as well as corporations like McDonald's and Verizon on their marketing and business strategies. More recently he co-founded (recently sold) real estate startup Attom (formerly RealtyTrac) and has lead divisions of real estate behemoths Corelogic and LPS. He will drive the marketing and business development expansions of the Liberty in the utility, multifamily and workplace areas as well as the brand enhancements to the websites and mobile applications.



Tim Hylas
CFO

Timothy Hylas has over 35 years of accounting experience within the public and private sectors as controller for a diverse set of businesses ranging from non-profits to large mortgage companies, wine businesses and manufacturing companies of various sizes. Timothy brings a wealth of tax and accounting experience to these varied industries and acts as a trusted partner in their growth. In addition, Timothy has extensive experience in auditing for both small and large businesses.











Richard G. Mckee, Jr.
Chairman of the Board

Richard G. McKee, Jr. has been working in investment management and financial research for over forty years with a focus on small company value investing. He served as a director of Vyrex Corp. and helped transition the company into PowerVerde, Inc., a publicly traded company, developing green energy solutions. Richard is the founder and CEO of Dynamic Investment Group, an investment managing and consulting firm providing company analysis and venture capital assistance. Richard is a graduate of Brown University.

Edward C. Gomez
Director

Dr. Gomez is Professor and Chairman Emeritus of the Department of Dermatology and former Associate Dean for Clinical Educational Affairs at the University of California, Davis School of Medicine. He has served as Western Regional Chief of Staff in the Department of Veterans Affairs and as Medical Director of Key Pharmaceuticals. He holds an A.B. degree from the Johns Hopkins University and M.D. and Ph.D. (Biochemistry) degrees from the University of Miami. He is an active investor in technology and pharmaceutical companies.

Herman Leibowitz
Director

Mr. Leibowitz has forty-plus years of experience in design and development of advanced thermal power systems. As President of Waste Heat Solutions LLC, he advises clients making the transition from IR&D to commercial development.

He has had a broad and varied background in industry, working for companies that include GE, UTC, Ormat, MTI, Exergy Inc. and PowerVerde.

Mr. Leibowitz has a BSME from CCNY, an MSME from UConn and an MBA from RPI.

Offering Summary

Company :	Liberty PlugIns, Inc.
Corporate Address :	1482 East Valley Rd, Ste 329, Santa Barbara, CA 93108
Offering Minimum :	$10,000.00
Offering Maximum :	$107,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	25,000
Maximum Number of Shares Offered :	267,500
Price per Share :	$0.40
Pre-Money Valuation :	$19,201,088.00

We plan to offer the following perks in bonus shares:

Invest $1,000 within the first six weeks and receive 10% bonus.

Invest $2,000 within the first six weeks and receive 15% bonus.

Invest $5,000 within the first six weeks and receive 25% bonus.

Invest $10,000 within the first six weeks and receive 30% bonus.

Invest $25,000 within the first six weeks and receive 40% bonus.

Invest $50,000 within the first six weeks and receive 50% bonus.

Invest $100,000 within the first six weeks and receive 60% bonus.

_____

Invest $1,000 after first six weeks and receive 5% bonus.

Invest $2,000 after first six weeks and receive 10% bonus.

Invest $5,000 after first six weeks and receive 20% bonus.

Invest $10,000 after first six weeks and receive 25% bonus.

Invest $25,000 after the six weeks and receive 30% bonus.

Invest $50,000 after the six weeks and receive 40% bonus.

Invest $100,000 after the first six weeks and receive 50% bonus.

_____

Of the 48,002,720 total fully diluted shares, 6,275,000 are unconverted options, and 6,846,173 are unconverted warrants.

*All perks occur after the offering is completed."

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

"I founded Liberty in the belief that the best way to reduce carbon emissions is with electric vehicles, and now I want to focus on school buses.

Liberty Access Technologies is poised to play a key role in the electrification of urban transport.

This Hydra is fully occupied with ten meters managing ten electric vehicle chargers lined up here in the parking lot

We let fleet owners and multi-vehicle sites centralize management of chargers, usage, and ultimately their carbon footprint.

What could be better for society than renewables? Solar, wind, and hydro, evolving transportation into something sustainable?

Liberty already supports the rapidly growing electric vehicle industry. Now we're building systems and insights that maximize real time carbon savings.

We're going to lead the movement to electrify school buses. This is a great target for us.

School buses represent the largest mass transit fleet in the nation. There's a lot of work to be done in this area.

Electric school bus charging infrastructure will improve the overall environment, and more immediately, the health of our children. It's our logical next step.

Listen, our charging stations are used across the nation. They're in apartment buildings, workplaces, municipal locations.

They provide owners with centralized management, which is great!

School bus electrification demands new solutions. This is just the start. This whole process is just beginning. Are you up for it? Climb on board, the bus is leaving."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "LIBERTY PLUGINS, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF SEPTEMBER, A.D. 2009, AT 5:23 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4731109 8100

090857373

AUTHENTICATION: 7528376

DATE: 09-15-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION
OF
LIBERTY PLUGINS, INC.

ARTICLE I
NAME

The name of the corporation (hereinafter referred to as the "Corporation") is:

Liberty PlugIns, Inc.

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904. The name of its registered agent at that address is National Registered Agents, Inc.

ARTICLE III
PURPOSE

The purpose of this Corporation is to engage in any lawful act, activity, or business for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV
CAPITAL STOCK

The aggregate number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 150,000,000 non-assessable shares, of which 100,000,000 shares shall be designated as common stock with a par value of $0.0001 per share (the "Common Stock"), and 50,000,000 shares shall be designated as preferred stock with a par value of $0.0001 (the "Preferred Stock"). The Preferred Stock may be issued from time to time in series, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, qualification, limitations or restrictions thereof as shall be stated and expressed in the resolution of resolutions providing for the issuance of such Preferred Stock and adopted by the Board of Directors pursuant to the authority granted herein.

ARTICLE V
BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed by and under the direction of the board of directors of the Corporation ("Board of Directors"), and the directors need not be elected by written ballot unless required by the bylaws of the Corporation ("Bylaws"). The number of

15673647 1

directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. In furtherance of, and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend, alter, and repeal Bylaws of the Corporation.

Upon the filing of this Certificate of Incorporation, the powers of the sole incorporator shall terminate. The name and mailing address of the persons who shall serve as the directors of this Corporation until the first annual meeting of the stockholders of the Corporation, or until their respective successor is elected and qualified, are:

Name	Address
Chris Outwater	1482 East Valley Road Suite 329 Santa Barbara, CA 93108
Mary Ellen Outwater	1482 East Valley Road Suite 329 Santa Barbara, CA 93108

ARTICLE VI
AMENDMENT

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereinafter prescribed by the laws of the State of Delaware. All rights, powers, privileges, and discretionary authority granted or conferred herein upon the stockholders or directors of the Corporation are granted or conferred subject to this reservation.

ARTICLE VII
INDEMNIFICATION AND LIMITATION OF LIABLITY

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duties as director of the Corporation, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts and omissions not in good faith or which involves intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, or any successor thereto, or (iv) for any transaction from which the director derives an improper personal benefit. If the Delaware General Corporation Law is amended after the filing of this Certificate of Incorporation of which this Article X is a part to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

The Corporation shall indemnify to the full extent permitted by law any person who is made, or threatened to be made, a party to any action, suit, or proceeding (whether civil, criminal, administrative, or investigative) by reason of the fact that he or she is or was a director or officer of the Corporation or serves or served as an director or officer of any other enterprises at the request of the Corporation.

Any repeal or modification of the foregoing paragraphs of this Article X by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VIII
MEETINGS

Meetings of the stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.

ARTICLE IX
INCORPORATOR

The name and mailing address of the sole incorporator is Robert B. Macaulay, c/o Carlton, Fields, P.A., 100 SE Second Street, Suite 4000, Miami, Florida 33131.

The undersigned incorporator hereby acknowledges that the foregoing certificate is his act and deed and that the facts herein are true.

Dated: September 15, 2009.



Robert B. Macaulay
Incorporator